FINTECH ACQUISITION CORP.

512 Fifth Ave., 8th Floor

New York, NY 10019

July 1, 2016

VIA EDGAR

Larry Spirgel, Esq.

William Mastrianna, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Fintech Acquisition Corp.

Registration Statement on Form S-4

Originally Filed on May 5, 2016

As amended June 10, 2016 and June 24, 2016

File No. 333-211139

Dear Messrs. Spirgel and Mastrianna:

This letter sets forth the response of FinTech Acquisition Corp. (the “Company” or the “Registrant”) to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 30, 2016 (the “Comment Letter”). For your convenience, the comment provided by the Staff has been repeated in bold type exactly as set forth in the Comment Letter. The Company’s response to the comment is set forth immediately below the text of the comment. Page references herein correspond to those set forth in Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company concurrently with this correspondence. We are delivering to William Mastrianna three (3) courtesy copies of the Amendment marked with the changes from the amendment to the Registration Statement that was filed with the Commission on June 24, 2016.

Financial Statements

FTS Holding Corporation

Consolidated Statements of Operations, page F-25 and F-31

1.	Please revise your statements of operations to present interchange and pass-through expenses as costs of services in accordance with Rule 5-03.2.d of Regulation S-X.

In response to the Staff’s comment, the Company has revised the statements of operations on pages F-25 and F-31 to present interchange and pass-through expenses as costs of services in accordance with Rule 5-03.2.d of Regulation S-X and also has made corresponding revisions in management’s discussion and analysis of financial condition and results of operations for FTS Holding Corporation.

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The Registrant hereby acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding this letter, please contact Amanda Abrams or J. Baur Whittlesey, counsel to the Company, at (215) 730-9450.

Sincerely,

/s/ James J. McEntee, III
James J. McEntee, III
Chief Financial Officer and Chief Operating Officer
FinTech Acquisition Corp.